Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Second Meeting of the Fourth Session of the

Board of Directors of China Life Insurance Company Limited

The second meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 28, 2012 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated August 14, 2012. Out of the Company’s eleven directors, ten directors attended the Meeting in person, including Yang Mingsheng, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Zhang Xiangxian and Wang Sidong, non-executive directors of the Company, Sun Changji, Bruce D. Moore and Tang Jianbang, independent directors of the Company. Anthony Francis Neoh, independent director of the Company, attended the Meeting by conference call. Miao Jianmin, non-executive director of the Company, was on leave for business and authorized in writing, Wang Sidong, non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Yang Mingsheng, the president of the Board. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal Regarding the Interim Financial Reports for the First Half of 2012

The Board passed the Proposal Regarding the Interim Financial Reports for the First Half of 2012 prepared under PRC Accounting Standards for Business Enterprises and International Financial Reporting Standards, respectively. The Board agreed on the relevant sections involving changes in accounting assumptions in the Interim Financial Reports for the First Half of 2012.

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the A Shares Interim Report for the First Half of 2012 and the H Shares Interim Report for the First Half of 2012

Commission File Number 001-31914

The Board passed the Proposal Regarding the A Shares Interim Report for the First Half of 2012 and the H Shares Interim Report for the First Half of 2012, including Financial Summary, Chairman’s Statement, Management Discussion and Analysis, Changes in Share Capital and Shareholdings of Substantial Shareholders, Directors, Supervisors, Senior Management and Employees, Significant Events, Financial Reports, Embedded Value Report, Summary of 2012 Interim Report for A Shares and Announcement of 2012 Interim Financial Results for H Shares.

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal Regarding the Interim Solvency Report for the First Half of 2012

Voting result: 11 for, 0 against, with no abstention

4.	Passed the Proposal Regarding the Amendment to the Rules of Procedures for the Board of Directors

The Board agreed to submit this proposal to the Company’s general meeting for approval.

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal Regarding the Amendments to the Company’s Articles of Association

The Board agreed to submit this proposal to the Company’s general meeting for approval. Please refer to Appendix I to this announcement which has been disclosed on the website of Shanghai Stock Exchange (www.sse.com.cn) for details of the amendments.

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal Regarding the Company’s Internal Audit for the First Half of 2012

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal Regarding the Progress Report of Risk Appetite Projects and 2012 Statement of Risk Appetite

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 28, 2012

Commission File Number 001-31914

Appendix I:

Amendments to the Company’s Articles of Association

1. Article 10(2):

Original Provision:

The Company’s scope of business includes: life insurance, health insurance, accident insurance and other personal insurances; reinsurance of personal insurance; business of fund operation as allowed by laws, or regulations approved by the State Council; and services, consulting and agency business relating to personal insurance.

Reason to Amend:

The Company proposes to, based on the approved scope of business listed on the Legal Personal Permit of Insurance Company, add “other business as approved by P.R.C insurance regulatory authorities” in the “scope of business” in its Business License for An Enterprise as a Legal Person. According to the Regulations on the Administration of Registration of Companies issued by the State Council, the State Administration of Industry and Commerce requires the Company to amend the relevant provision in the Articles of Association first and then apply to the regulatory authority for amendment to the Company’s business license.

Amended Provision:

The Company’s scope of business includes: life insurance, health insurance, accident insurance and other personal insurances, reinsurance of personal insurance, business of fund operation as allowed by laws, regulations or approved by the State Council; services, consulting and agency business relating to personal insurance; and other business as approved by P.R.C. insurance regulatory authorities.

2. Article 157:

Original Provision:

The Company’s Board of Directors shall have five (5) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, the strategy and investment decision committee and the budget, execution and assessment committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Reason to Amend:

It was resolved by the first meeting of the fourth session of the Board of the Company that the Company would no longer have the budget, execution and assessment committee. Therefore, this article needs to be amended accordingly.

Amended Provision:

The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy and investment decision committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Commission File Number 001-31914

3. Article 158:

Original Provision:

The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, the strategy and investment decision committee shall be composed of three (3) to seven (7) directors, and the budget, execution and assessment committee shall be composed of five (5) to seven (7) directors.

Reason to Amend:

It was resolved by the first meeting of the fourth session of the Board of the Company that the Company would no longer have the budget, execution and assessment committee. Therefore, this article needs to be amended accordingly.

Amended Provision:

The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and investment decision committee shall be composed of three (3) to seven (7) directors.

4. Article 211:

Original Provision:

The Company may distribute dividends in the form of:

(1)	cash; or

(2)	shares.

Reason to Amend:

Article II(2) of the Notice on Further Implementing the Requirements Concerning Cash Dividends of Listed Companies issued by the China Securities Regulatory Commission, and Article II(1) of the Notice on Further Implementing the Requirements Concerning Cash Dividends of Listed Companies issued by Beijing Securities Regulatory Bureau require the Company to provide detailed policies on Company’s profit distribution. In order to comply with these regulatory requirements, the article needs to be amended accordingly.

Amended Provision:

The basic principles of the Company’s profit distribution:

a. The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

b. The Company shall maintain sustainable and steady profits distribution policies and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

c. The Company shall give priority to cash dividends as its profits distribution manner.

The “distributable profits” means the Company’s after-tax profits less any recovery of accumulated losses and allocations to statutory funds that the Company is required to make.

Commission File Number 001-31914

5. Article 212:

Original Provision:

The Company’s profit distribution shall focus on a reasonable investment return for investors and its profit distribution policies shall be sustainable and steady.

The Company may distribute dividends in the form of cash or shares and may distribute interim dividends in the form of cash. The Company’s dividend shall not bear interest, save in the case that the Company fails to distribute the dividends to the shareholders on the day when dividend was due to have been distributed.

Unless otherwise provided by applicable laws and regulations, any public issuance of the Company’s securities shall be conditioned upon that the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profit under the PRC Generally Accepted Accounting Principles achieved over the past three years.

The average annual distributable profit under the PRC Generally Accepted Accounting Principles achieved over the past three years means the simple average over the past three years of the Company’s profits after tax minus the sum of the provision to make up for any loss and the statutory fund accrued as ascertained under the PRC Generally Accepted Accounting Principles.

The dividend paid by the Company shall not exceed its distributable profit. If the Company’s solvency is less than a hundred percent (100%) of the regulatory requirement, the Company shall not distribute profit to its shareholders; if the Company’s solvency is less than one hundred fifty percent (150%) of the regulatory requirement, the lower of the following two factors shall be taken as the basis for profit distribution:

(1)	the distributable profit as ascertained under the Accounting Standards for Business Enterprises; or

(2)	the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

The distributable profit means the lesser of the Company’s profits after tax for the current year ascertained by the PRC Generally Accepted Accounting Principles or by Hong Kong Financial Reporting Standards minus the sum of the provision to make up for any loss and the statutory fund accrued.

In the event that there are profits realized in the current year, but no cash profit distribution plan is presented, relevant information shall be disclosed in the annual report.

Reason to Amend:

Article II(2) of the Notice on Further Implementing the Requirements Concerning Cash Dividends of Listed Companies issued by the China Securities Regulatory Commission, and Article II(1) of the Notice on Further Implementing the Requirements Concerning Cash Dividends of Listed Companies issued by Beijing Securities Regulatory Bureau require the Company to specify its profits distribution policies, profits distribution manners, detailed conditions for distributing cash dividends and stock dividends. In order to comply with these regulatory requirements, the article needs to be amended accordingly.

Amended Provision:

The Company’s profits distribution policies are as follows:

1. Profits distribution modes:

The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case the Company fails to distribute the dividends to the shareholders on the day when dividends was due to have been distributed.

Commission File Number 001-31914

2. Conditions for and percentage of distribution of cash dividends:

If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits. If the Company’s solvency is less than a hundred percent (100%) of the regulatory requirement, the Company shall not distribute profits to its shareholders. If the Company’s solvency is less than one hundred and fifty percent (150%) of the regulatory requirement, the lower of the following two factors shall be the basis for profits distribution:

(1)	the distributable profit as ascertained under the Accounting Standards for Business Enterprises; or

(2)	the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

3. Conditions for share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends is in the interest of all of the Company’s shareholders since the Company’s stock price does not match Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed in the above sub-paragraph (2) are satisfied.

6. Addding a new Article 213 following Article 212

Reason to Add:

Article II(1) and Article III of the Notice on Further Implementing the Requirements Concerning Cash Dividends of Listed Companies issued by the China Securities Regulatory Commission, and Article II(2) of the Notice on Further Implementing the Requirements Concerning Cash Dividends of Listed Companies issued by Beijing Securities Regulatory Bureau require the Company to specify in the Company’s Articles of Association, the procedures and mechanisms of board of directors and shareholders’ general meeting for making decisions on issues concerning profits distribution, especially cash dividends. In order to comply with these regulatory requirements, the article needs to be amended accordingly.

Added Article 213:

Procedures of reviewing the Company’s profits distribution proposal:

The Company’s profits distribution plan shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profits distribution proposal. After the Company’s independent directors give their independent opinions and a specific resolution regarding this proposal is reached, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profits distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small and medium-sized shareholders, and give timely reply to concerns of small and medium-sized shareholders.

7. Adding a new Article 214 following Article 213

Reason to Add:

Article IV of the Notice on Further Implementing the Requirements Concerning Cash Dividends of Listed Companies issued by the China Securities Regulatory Commission, and Article II(2) of the Notice on Further Implementing the Requirements Concerning Cash Dividends of Listed Companies issued by Beijing Securities Regulatory Bureau require the Company to specify in the Company’s Articles of Association, the conditions, decision-making procedures and mechanisms of the amendments to the Company’s established profits distribution policies. In order to comply with these regulatory requirements, the article needs to be amended accordingly.

Commission File Number 001-31914

Added Article 214:

Amendments to the Company’s profits distribution policy:

If any force majeure events occur, including war or natural disaster; or changes to external operation environment have caused material impact on the Company’s operation; or there is a relatively material change to the Company’s own operation, the Company can make amendments to the Company’s profits distribution policies. The Board of Directors shall have sufficient discussion of the proposed amendments to the Company’s profits distribution policy. After the Company’s independent directors give their independent opinions and a specific resolution regarding this proposal is reached, the proposal shall be submitted to the Company’s general meeting for approval by an extraordinary resolution. In reviewing the proposal concerning amendments to the Company’s profits distribution policy, the Company shall provide Internet-based voting mechanism to shareholders.

8. Numbering of Articles in the Articles of Association:

In the event that the numbering of articles changes due to adding, deleting or reorganizing certain articles during the amendment of the Articles of Association, the numbering of subsequent articles shall be adjusted sequentially. The numbering of articles that are cross-referred under the Articles of Association shall also be adjusted accordingly.